Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the Third Quarter and First Nine Months of Fiscal 2022

Added 18,985 New Subscribers in 3Q22

Revenues Up 9.1% YoY to RMB317.2 Million ($49.8 Million)

Gross Profit Up 9.8% YoY to RMB269.9 Million ($42.4 Million)

Operating Income Up 20.8% YoY to RMB149.7 Million ($23.5 Million)

Non-GAAP Operating Income Up 18.6% YoY to RMB161.6 Million ($25.4 Million)

Conference Call to be Held on March 1, 2022, at 8:00 a.m. ET

HONG KONG, China, February 28, 2022 -- Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the third quarter and first nine months of fiscal 2022, ended December 31, 2021.

Third Quarter Fiscal 2022 Highlights

•	Revenues increased by 9.1% year-over-year (“YoY”) to RMB317.2 million ($49.8 million).
•	New subscribers and accumulated subscriber base were 18,985 and 955,864[1], respectively.
•	Gross profit increased by 9.8% YoY to RMB269.9 million ($42.4 million). Gross margin increased to 85.1% from 84.6% in the prior year period.
•	Operating income increased by 20.8% YoY to RMB149.7 million ($23.5 million). Operating margin increased to 47.2% from 42.6% in the prior year period.
•	Operating income before depreciation and amortization (“non-GAAP operating income”2) increased by 18.6% YoY to RMB161.6 million ($25.4 million).
•	Net income attributable to the Company’s shareholders increased by 15.1% to RMB134.2 million ($21.1 million).
•	Net cash provided by operating activities was RMB121.8 million ($19.1 million).

First Nine Months Fiscal 2022 Highlights

•	Revenues increased by 10.3% YoY to RMB946.0 million ($148.5 million).
•	New subscribers and accumulated subscriber base were 57,724 and 955,864[1], respectively.
•	Gross profit increased by 11.1% YoY to RMB804.7 million ($126.3 million).
•	Operating income increased by 17.7% YoY to RMB466.7 million ($73.2 million).
•	Non-GAAP operating income[2] increased by 16.0% YoY to RMB502.9 million ($78.9 million).
•	Net income attributable to the Company’s shareholders increased by 4.2% to RMB396.3 million ($62.2 million), as growth in operating income was partially offset by a decrease in fair value of equity securities, or “mark-to-market loss.”
•	Net cash provided by operating activities increased by 7.6% YoY to RMB451.6 million ($70.9 million).

“Despite ongoing challenges from a resurgence of COVID-19 and the general trend of fewer newborns in China, we managed to recruit 18,985 new subscribers in the third quarter,” said Ms. Ting Zheng, Chief Executive Officer and Chairperson of GCBC. “As regulatory uncertainties affecting China’s cord blood banking industry remain as we head to the Year of Tiger, management will continue to monitor any potential regulatory changes, while carrying on with our operating efforts and thoroughly examining business development opportunities related to cord blood stem cells, as we aim to generate growth in new areas.”

Summary – Third Quarter and Nine Months Ended December 31, 2020 and 2021

	Three Months Ended December 31,			Nine Months Ended December 31,
	2020	2021		2020	2021
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	290,798	317,202	49,776	857,318	946,046	148,455
Gross Profit	245,920	269,921	42,357	724,279	804,715	126,277
Operating Income[3]	123,957	149,719	23,494	396,627	466,727	73,239
Change in Fair Value of Equity Securities	6,003	599	94	30,107	(6,416)	(1,007)
Net Income Attributable to the Company’s Shareholders	116,570	134,192	21,058	380,513	396,349	62,195
Earnings per Ordinary Share (RMB/US$)
– Basic	0.96	1.11	0.17	3.13	3.26	0.51
– Diluted	0.96	1.11	0.17	3.13	3.26	0.51

Revenues Breakdown (%)
Processing Fees and Other Services	56.8%	57.1%		57.3%	57.7%
Storage Fees	43.2%	42.9%		42.7%	42.3%

New Subscribers (persons)	17,802	18,985		52,678	57,724
Total Accumulated Subscribers (persons)	882,982	955,864[1]		882,982	955,864[1]

Summary – Selected Cash Flow Statement Items

	Three Months Ended December 31,			Nine Months Ended December 31,
	2020	2021		2020	2021
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	144,988	121,779	19,110	419,631	451,578	70,862
Net cash used in investing activities	(5,996)	(7,145)	(1,122)	(17,316)	(13,378)	(2,098)
Net cash used in financing activities	-	-	-	(6,074)	(7,729)	(1,212)

Third Quarter Fiscal 2022 Financial Results

REVENUES. Revenues increased by 9.1% YoY to RMB317.2 million ($49.8 million) in the third quarter of fiscal 2022 as a result of the increase in new subscribers and a larger subscriber base.

During the reporting quarter, the Group recorded a 6.6% YoY increase in new subscribers to 18,985 despite challenges from the COVID-19 pandemic and the general downward trend of newborns in the Company’s operating markets. Revenues generated from processing fees and other services increased by 9.7% YoY to RMB181.2 million ($28.5 million) in the reporting quarter, representing 57.1% of total revenues compared to 56.8% in the prior year period.

As of December 31, 2021, the accumulated subscriber base expanded to 955,8641. Revenues generated from storage fees increased by 8.3% YoY to RMB136.0 million ($21.3 million) in the reporting quarter.

GROSS PROFIT. Gross profit for the third quarter increased by 9.8% YoY to RMB269.9 million ($42.4 million). Due to the effect of economy of scale, which was partially offset by higher labor costs, gross margin improved to 85.1% from 84.6% in the prior year period.

OPERATING INCOME. As a result of topline growth and tighter cost control measures, operating income for the reporting quarter increased by 20.8% YoY to RMB149.7 million ($23.5 million). Operating margin improved to 47.2% from 42.6% in the prior year period. Depreciation and amortization expenses for the third quarter were RMB11.9 million ($1.9 million), compared to RMB12.3 million in the prior year period. Non-GAAP operating income2 increased by 18.6% YoY to RMB161.6 million ($25.4 million) in the reporting quarter.

Research and Development Expenses. Research and development expenses in the third quarter decreased to RMB6.8 million ($1.1 million) from RMB9.0 million in the prior year period.

Sales and Marketing Expenses. During the reporting quarter, the Company continued to closely monitor its sales and promotional activities as obstacles for frontline client access resulting from COVID 19 protocols remained. In light of labor cost saving, sales and marketing expenses decreased by 4.5% YoY to RMB65.9 million ($10.3 million). Sales and marketing expenses as a percentage of revenues was 20.8%, compared to 23.7% in the prior year period.

General and Administrative Expenses. General and administrative expenses increased by 7.9% YoY to RMB47.4 million ($7.4 million) due to higher professional fees, partially offset by lower staff costs and provisions. General and administrative expenses as a percentage of revenues edged down to 15.0% from 15.1% in the prior year period.

OTHER INCOME.

Change in fair value of equity securities. In the reporting period, the Company recognized a mark-to-market gain of RMB0.6 million ($0.09 million), compared to a mark-to-market gain of RMB6.0 million in the prior year period. The changes were mainly attributable to the Company’s investments in equity securities.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Income before income tax for the third quarter increased by 14.2% YoY to RMB159.1 million ($25.0 million). Income tax expense for the third quarter was RMB23.6 million ($3.7 million). Net income attributable to the Company’s shareholders for the reporting quarter increased by 15.1% YoY to RMB134.2 million ($21.1 million). Net margin for the reporting quarter increased to 42.3% from 40.1% of the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the third quarter of fiscal 2022 was RMB1.11 ($0.17).

Nine Month Fiscal 2022 Financial Results

Total revenues for the first nine months of fiscal 2022 increased by 10.3% YoY to RMB946.0 million ($148.5 million) due to the increase in new subscribers and an enlarged subscriber base. Revenues from processing fees and other services increased by 11.2% YoY to RMB546.1 million ($85.7 million), and revenues from storage fees increased by 9.2% YoY to RMB399.9 million ($62.8 million). Gross profit increased by 11.1% YoY to RMB804.7 million ($126.3 million). Operating income increased by 17.7% YoY to RMB466.7 million ($73.2 million). Non-GAAP operating income2 increased by 16.0% YoY to RMB502.9 million ($78.9 million). As growth in operating income was partially offset by a mark-to-market loss, net income attributable to the Company’s shareholders improved by 4.2% to RMB396.3 million ($62.2 million). Basic and diluted earnings per ordinary share increased to RMB3.26 ($0.51). Net cash provided by operating activities in the first nine months of fiscal 2022 improved by 7.6% YoY to RMB451.6 million ($70.9 million).

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, March 1, 2022, to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question-and-answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for seven days at the same URL above. Listeners can also access the call by dialing 1-646-722-4977 or 1-855-824-5644 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 61137296#.

1 During the three months and nine months ended December 31, 2021, 18,985 and 57,724 new subscribers were recruited. During the three months and nine months ended December 31, 2021, the Company determined that the recoverability of 1,213 and 3,297 private cord blood units was remote and therefore, the Company terminated their subscription services according to the subscription contracts. Out of these prior private cord blood units, 999 and 2,683 prior private cord blood units were being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 955,864 as of December 31, 2021.

2 See exhibit 3 to this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months ended December 31, 2020 and 2021 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB12.3 million and RMB11.9 million ($1.9 million), respectively. The reported operating income for the nine months ended December 31, 2020 and 2021 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB36.9 million and RMB36.2 million ($5.7 million), respectively.

Use of Non-GAAP Financial Measures

GAAP results for the three months and nine months ended December 31, 2021, include non-cash items related to depreciation and amortization expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is an umbilical cord blood banking operator serving multiple regions in China. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the ongoing impact of COVID-19, including the partial lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC (including but not limited to cord blood license related regulations, Biosecurity laws, antitrust laws) and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments in the U.S. affecting listed issuers whose independent registered public accounting firms are based in China and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the period ended December 31, 2021 were made at the noon buying rate of RMB6.3726 to $1.00 on December 30, 2021 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2021

	March 31,	December 31,
	2021	2021
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	6,075,798	6,505,014	1,020,780
Accounts receivable, less allowance for credit losses (March 31, 2021: RMB137,961; December 31, 2021: RMB152,100 (US$23,868))	130,298	154,074	24,177
Inventories	44,257	47,390	7,437
Prepaid expenses and other receivables	47,788	75,721	11,882
Total current assets	6,298,141	6,782,199	1,064,276
Property, plant and equipment, net	498,656	480,229	75,359
Operating lease right-of-use assets	5,039	3,434	539
Non-current deposits	344,752	343,541	53,909
Non-current accounts receivable, less allowance for credit losses (March 31, 2021: RMB67,095; December 31, 2021: RMB59,173 (US$9,286))	217,208	253,539	39,785
Inventories	91,446	94,555	14,838
Intangible assets, net	88,202	84,737	13,297
Investment in equity securities at fair value	117,911	107,726	16,905
Other equity investment	189,129	189,129	29,678
Deferred tax assets	55,845	58,637	9,201
Total assets	7,906,329	8,397,726	1,317,787

LIABILITIES
Current liabilities
Accounts payable	9,479	11,674	1,832
Accrued expenses and other payables	136,448	144,668	22,702
Operating lease liabilities	1,636	1,695	266
Deferred revenue	449,359	451,974	70,925
Income tax payable	29,547	26,483	4,156
Total current liabilities	626,469	636,494	99,881
Non-current deferred revenue	2,392,906	2,457,490	385,634
Non-current operating lease liabilities	147	-	-
Other non-current liabilities	482,224	499,900	78,445
Deferred tax liabilities	16,132	16,245	2,549
Total liabilities	3,517,878	3,610,129	566,509

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and December 31, 2021, respectively	83	83	13
Additional paid-in capital	2,101,582	2,101,582	329,784
Treasury stock, at cost (March 31 and December 31, 2021: 136,899 shares, respectively)	(2,815)	(2,815)	(442)
Accumulated other comprehensive losses	(103,179)	(106,718)	(16,746)
Retained earnings	2,386,187	2,782,536	436,640
Total equity attributable to Global Cord Blood Corporation	4,381,858	4,774,668	749,249
Non-controlling interests	6,593	12,929	2,029
Total equity	4,388,451	4,787,597	751,278
Total liabilities and equity	7,906,329	8,397,726	1,317,787

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months Ended December 31, 2020 and 2021

	Three months ended December 31,			Nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)
Revenues	290,798	317,202	49,776	857,318	946,046	148,455
Cost of revenues	(44,878)	(47,281)	(7,419)	(133,039)	(141,331)	(22,178)
Gross profit	245,920	269,921	42,357	724,279	804,715	126,277
Operating expenses
Research and development	(8,985)	(6,845)	(1,074)	(18,283)	(17,516)	(2,749)
Sales and marketing	(68,994)	(65,916)	(10,344)	(178,178)	(182,243)	(28,598)
General and administrative	(43,984)	(47,441)	(7,445)	(131,191)	(138,229)	(21,691)
Total operating expenses	(121,963)	(120,202)	(18,863)	(327,652)	(337,988)	(53,038)
Operating income	123,957	149,719	23,494	396,627	466,727	73,239
Other income, net
Interest income	7,190	8,004	1,256	22,767	24,183	3,795
Foreign currency exchange gains/(losses)	75	(526)	(83)	183	(395)	(62)
Change in fair value of equity securities	6,003	599	94	30,107	(6,416)	(1,007)
Dividend income	-	-	-	1,281	1,120	176
Others	2,152	1,329	209	5,070	2,551	400
Total other income, net	15,420	9,406	1,476	59,408	21,043	3,302
Income before income tax	139,377	159,125	24,970	456,035	487,770	76,541
Income tax expense	(21,220)	(23,568)	(3,698)	(70,131)	(85,085)	(13,352)
Net income	118,157	135,557	21,272	385,904	402,685	63,189
Net income attributable to non-controlling interests	(1,587)	(1,365)	(214)	(5,391)	(6,336)	(994)
Net income attributable to Global Cord Blood Corporation’s Shareholders	116,570	134,192	21,058	380,513	396,349	62,195

Earnings per share:
Attributable to ordinary shares
- Basic	0.96	1.11	0.17	3.13	3.26	0.51
- Diluted	0.96	1.11	0.17	3.13	3.26	0.51

Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments	(4,289)	(1,364)	(214)	(8,930)	(3,539)	(555)
Comprehensive income	113,868	134,193	21,058	376,974	399,146	62,634

Comprehensive income attributable to non-controlling interests	(1,587)	(1,365)	(214)	(5,391)	(6,336)	(994)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	112,281	132,828	20,844	371,583	392,810	61,640

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Nine Months Ended December 31, 2020 and 2021

	Three months ended December 31,			Nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
GAAP amount of operating income	123,957	149,719	23,494	396,627	466,727	73,239
Depreciation and amortization expenses[4]	12,297	11,887	1,865	36,919	36,152	5,673
Non-GAAP operating income	136,254	161,606	25,359	433,546	502,879	78,912

4 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.